Exhibit 99.1

Allot Communications Announces Preliminary Results
for Q2 2015

Estimating Revenues in the Second Quarter to be in the Range of $21-$22 Million.

Hod Hasharon, Israel – July 6, 2015 - Allot Communications Ltd. (NASDAQ, TASE: ALLT), a leading global provider of intelligent broadband solutions that empowers communication service providers to optimize and monetize their networks, enterprises to enhance productivity and consumers to improve their digital lifestyle, today announced preliminary results for the second quarter of 2015.

Based on preliminary estimates, the company expects revenues in the second quarter of 2015 to be in the range of $21-$22 million. The Company also expects to generate a net operating loss in the quarter. Allot's book to bill ratio in the second quarter was above 1 and cash reserves comprise of cash,  cash equivalents, bank deposits and marketable securities as of June 30, 2015 were approximately $120 million.

"We are disappointed by the second quarter preliminary results and attribute this weakness to lower bookings in the first quarter as well as delays in closing certain deals during the second quarter”. Said Andrei Elefant, CEO and President of Allot Communications. "During the second quarter, our bookings rebounded and included three wins totaling approximately $8 million from new Tier-1 mobile operators. We expect initial revenue recognition from these wins during the second half of 2015.”

2015 Outlook

Based on its current pipeline and backlog, the Company expects 2015 revenues to range between $100-$105 million for full year 2015.

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Conference Call & Webcast:

The Allot management team will host a conference call for investors at 8:30 a.m. Eastern time, today. To access the conference call, please dial one of the following numbers: US: +1646 254 3360, UK: +44(0)203427 1912, Israel: +97237630145, participant code 8231718. The conference call replay will be available for 30 days. To access the call's replay, please dial one of the following numbers: US: 1 347 366 9565, UK: +44(0)20 3427 0598, passcode: 8231718#

About Allot Communications

Allot Communications Ltd. (NASDAQ, TASE: ALLT) empowers service providers to monetize and optimize their networks, enterprises to enhance productivity and consumers to enjoy an always-on digital lifestyle. Allot’s advanced DPI-based broadband solutions identify and leverage network intelligence to analyze, protect, improve and enrich mobile, fixed and cloud service delivery and user experience. Allot’s unique blend of innovative technology, proven know-how and collaborative approach to industry standards and partnerships enables network operators worldwide to elevate their role in the digital lifestyle ecosystem and to open the door to a wealth of new business opportunities. For more information, please visit www.allot.com.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on third party channel partners for a material portion of our revenues; court approval of the Company’s proposed share buy-back program; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:

Rami Rozen
AVP Corporate Development
International access code +972-52-569-4441
rrozen@allot.com